Exhibit 99

NEWS RELEASE

Shaw Announces Fourth Quarter and Full Year Fiscal 2020 Results

and provides Outlook on Fiscal 2021

•

Fiscal 2020 consolidated results were resilient and in line with guidance, including adjusted EBITDA growth of 3.7% (pre-IFRS 16) and free cash flow[1] of $747 million, notwithstanding the significant uncertainty arising from the COVID-19 pandemic

•	Despite the intense wireless competitive environment, the launch of Shaw Mobile resonated with western Canadians, contributing to strong fourth quarter Wireless net additions of approximately 60,000

•

Sustained wireless momentum with fourth quarter service revenue growth of 14.7% and ABPU[2] and ARPU[2] growth of 6.6% and 4.2%, respectively; fiscal 2020 Wireless service revenue grew 17.4% to approximately $815 million

•

Stable Wireline financial performance with focus on profitable subscriber interactions resulted in adjusted EBITDA[1] growth of 1.4% and margin[1] expansion in the fourth quarter (pre-IFRS 16) compared to prior year; fiscal 2020 Wireline adjusted EBITDA increased approximately 1% (pre-IFRS 16)

•

Company expects continued positive adjusted EBITDA growth, capital investment of approximately $1.0 billion, and free cash flow of approximately $800 million in fiscal 2021; fiscal 2021 includes renewed normal course issuer bid (NCIB) for up to 5% of issued and outstanding Class B Shares

Calgary, Alberta (October 30, 2020) – Shaw Communications Inc. (“Shaw” or the “Company”) announces consolidated financial and operating results for the quarter ended August 31, 2020, including the impact of adopting IFRS 16, Leases (IFRS 16). Consolidated revenue was comparable year-over-year at $1.35 billion and adjusted EBITDA increased 11.2% year-over-year to $594 million. Fiscal 2020 consolidated revenue increased by 1.3% to $5.41 billion and adjusted EBITDA increased 11.0% year-over-year to $2.39 billion. Removing the $40 million impact from IFRS 16 in the fourth quarter and $158 million for the full year period, adjusted EBITDA increased approximately 3.7% for both the fourth quarter and the twelve-month period.

“Fiscal 2020 was a unique and challenging year as every aspect of our lives was upended with the emergence of COVID-19. From the onset of the pandemic our priority remains focused on the health and safety of our employees and continuing to support our customers and communities,” said Brad Shaw, Executive Chair and Chief Executive Officer. “As COVID-19 unfolded, it cast a dark shadow around the world, however, it also highlighted the critical nature of highly capable facilities-based connectivity services, where Shaw’s Fibre+ network performance was amongst the very best. In fact, Ookla named Shaw the fastest and most consistent internet provider in western Canada. Across British Columbia, Alberta, Manitoba, and Saskatchewan, Shaw’s Fibre+ network was reported as the fastest. It is because of our significant long-term investments in our facilities-based networks that we could meet the surge in demand from our customers, while at the same time, expand our product suite with innovative and affordable wireline and wireless options for Canadians during their greatest time of need, including our Fibre+ Gig Internet speeds and a momentous achievement with the launch of Shaw Mobile. While no business is completely immune to the impacts from COVID-19, we have shown that we are resilient, agile and can deliver growth to our stakeholders in even the direst of circumstances, including significant free cash flow growth of nearly 40%, exceeding our target in fiscal 2020.”

[1]

Free cash flow, adjusted EBITDA, and adjusted EBITDA margin are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Key Performance Drivers” in the Company’s fiscal 2020 Annual MD&A and “Non-IFRS and additional GAAP measures” in this press release for information about these measures, including how we calculate them.

[2]	Refer to “Key Performance Drivers” section for definition and explanation.

Shaw Mobile launched on July 30, 2020, enabling Shaw Internet customers in British Columbia and Alberta to add wireless to their Fibre+ Internet service and get as many as six lines of unlimited nationwide talk and text for $0 a month. Customers then choose to pay for only the wireless data they use with the By The Gig option, starting at $10 per GB and includes unused data automatically rolling over for up to 90 days, or opt for more data with the Unlimited Data plan that includes 25 GB of LTE data for $45 per month. Shaw Mobile is now available in 24 Shaw retail stores and, combined with our national retail partners, over 140 locations in British Columbia and Alberta. Freedom Mobile continues to be available in over 700 retail locations.

Fourth quarter Wireless subscriber net additions of approximately 60,000 reflect several dynamics in the market including increased retail traffic compared to the third quarter and strong demand from western Canadians for Shaw Mobile, partially hampered by intensifying competitive activity and a less active back-to-school season due to the COVID-19 environment. Although price competition continues to reach new levels, wireless ABPU and ARPU growth increased 6.6% to $44.81 and 4.2% to $39.65, respectively over the prior year. Fourth quarter postpaid churn3 was 1.57%, a 10-basis point increase over the prior year due primarily to targeted competitive win-back offers in the market.

In the Wireline segment, subscriber activity was soft due to both the COVID-19 environment as well as reduced promotional investment on driving new subscribers in the quarter, as the Company focused on stabilizing Wireline pricing and improving retention through the launch of Shaw Mobile to existing Shaw Internet customers. Consumer RGUs declined 79,500 in the quarter, including Internet net losses of approximately 14,500, partially offset with Business RGU additions of approximately 8,300. While new acquisition activity remains lower than the prior year, disconnects are also lower as a result of COVID-19. The ability to self-install broadband services in this environment is a strategic advantage and customer adoption continues to increase, reaching 79% in the quarter.

Wireline financial performance continues to be stable, with fourth quarter Wireline adjusted EBITDA growth of 5.6% compared to the prior year, or approximately 1.4% after removing the $20 million impact of IFRS 16. Wireline adjusted EBITDA growth is due to the early favorable impacts of the additional Internet tiers and pricing changes in Consumer implemented on May 27, 2020, strong cost management including reduced promotional investment, and a focus on retention using Shaw Mobile in the bundle. These positive variances were partially offset by lower RGUs compared to the prior year and the pause in Business revenue growth due to COVID-19. Excluding the $10 million charge related to CRTC regulatory matters that was recorded in the fourth quarter of fiscal 2019, Wireline adjusted EBITDA in the current quarter was comparable. In a response to the dynamic environment from the pandemic, Shaw Business launched Smart Remote Office and Smart Target, adding to its unique line-up of ‘Smart’ products and services. These new services enable businesses to offer their employees a secure, reliable connection while working from home as well as an all-in-one digital marketing and advanced insights solution that provides business owners a deeper understanding of their customers.

Mr. Shaw continued, “Despite the unprecedented level of uncertainty that emerged in 2020, our sound business strategy and focus on execution has enabled us to navigate through this new environment without significant disruption. As demand for connectivity surged, we provided the critical lifeline for Canadians to continue to work, access education, and connect with family and friends during a difficult time for all. Not only was our network performance exceptional, but we introduced even faster Internet services and completed our largest product launch ever, with the introduction of Shaw Mobile, all while still primarily working from home – a remarkable feat. Although the COVID-19 pandemic has impacted certain areas of our business, we continued to make the appropriate investments and still delivered growth, meeting our financial commitments in fiscal 2020, including substantial free cash flow of almost $750 million.”

[3]	Refer to “Key Performance Drivers” section for definition and explanation.

Selected Financial Highlights

Fiscal 2020 results include the impact of adopting IFRS 16 using the modified retrospective approach. Under the modified retrospective approach, fiscal 2019 results have not been restated and are not comparable to fiscal 2020 results. Supplementary information is provided in the Company’s fiscal 2020 Annual Management’s Discussion and Analysis (MD&A), under the heading “New Accounting Standards,” which discusses our previous accounting policies and the changes on adoption of the new standard.

	Three months ended August 31,			Year ended August 31,

(millions of Canadian dollars except per share amounts)	2020	2019	Change %	2020	2019	Change %

Revenue	1,349	1,349	-	5,407	5,340	1.3

Adjusted EBITDA(1)(2)	594	534	11.2	2,391	2,154	11.0

Adjusted EBITDA margin(1)(2)	44.0%	39.6%	11.1	44.2%	40.3%	9.7

Free cash flow(1)	152	42	261.9	747	538	38.8

Net income	175	166	5.4	688	733	(6.1)

Basic and diluted earnings per share	0.34	0.32		1.32	1.41
(1)

Adjusted EBITDA, adjusted EBITDA margin, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Key Performance Drivers” in the Company’s fiscal 2020 Annual MD&A and “Non-IFRS and additional GAAP measures” in this press release for information about these measures, including how we calculate them.

(2)

Adjusted EBITDA and adjusted EBITDA margin for the three and twelve months ended August 31, 2020 reflect the adoption of IFRS 16 Leases. As permitted under IFRS 16, we have not restated amounts for the three and twelve months ended August 31, 2019 which are not comparable to the same periods in fiscal 2020. Free cash flow was not affected by the adoption of IFRS 16.

In the fourth quarter, the Company added approximately 60,000 net Wireless RGUs, consisting of approximately 45,000 postpaid and 15,000 prepaid additions. The increase in the subscriber base reflects improved in-store traffic after the re-opening of wireless retail locations as well as the launch of Shaw Mobile in British Columbia and Alberta, partially offset with increased competitive activity and a less active back-to-school season compared to the prior year. In fiscal 2020, the Company added over 160,000 new Wireless customers bringing its total customer base to over 1.8 million.

Wireless service revenue for the three and twelve-month periods increased 14.7% and 17.4% respectively, to $211 million and $815 million over the comparable periods in fiscal 2019 due to an increased subscriber base and growing penetration of Big Gig and Absolute Zero pricing plans. Wireless equipment revenue decreased in the fourth quarter by 13.5% to $83 million due to lower subscriber activity and the temporary retail closures as a result of COVID-19, while twelve-month equipment revenue of $351 million was comparable to the prior year. Fourth quarter ABPU grew approximately 6.6% year-over-year to $44.81 and ARPU grew 4.2% to $39.65 reflecting continued customer growth. For the full year, ABPU of $44.13 increased 5.9% and ARPU of $38.95 increased 2.7% over the prior year.

Fourth quarter Wireless adjusted EBITDA of $84 million increased 64.7% year-over-year, or approximately 25% after removing the $20 million impact resulting from the adoption of IFRS 16. For the twelve-month period, Wireless adjusted EBITDA of $337 million improved 69.3%, or approximately 31% after removing the $76 million impact resulting from the adoption of IFRS 16.

Wireline RGUs declined by approximately 71,200 in the quarter compared to a loss of approximately 54,400 in the fourth quarter of fiscal 2019. The current quarter includes a decline in Consumer Internet RGUs of approximately 14,500 due to continued lower customer activity in the COVID-19 environment, limited university and college activations and reduced promotions for new customer acquisitions. Combined with declines in Video, Satellite and Phone, Consumer RGUs declined by 79,500 in the aggregate, partially offset with the addition of 8,300 Business RGUs. The Company remains focused on profitable Internet growth and retention, primarily through bundling with its recently launched Shaw Mobile wireless product.

Fourth quarter Wireline revenue of $1.06 billion decreased 1.3% and adjusted EBITDA of $510 million increased 5.6% year-over-year. After removing the $20 million impact resulting from the adoption of IFRS 16, adjusted EBITDA increased 1.4% compared to the prior year. Consumer revenue of $917 million decreased 1.4% compared to the prior year as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue. Business revenue of $140 million decreased 0.7% year-over-year and was comparable to the third quarter, reflecting the impacts from COVID-19 on the small and medium sized business market.

For the twelve-month period, Consumer revenue decreased 1.6% to $3.68 billion and Business revenue increased 1.8% to $567 million resulting in Wireline revenue of $4.25 billion, a decrease of 1.2% compared to the prior year. Adjusted EBITDA for the same period of $2.05 billion increased 5.1%, or approximately 0.9% after removing the $82 million impact from the adoption of IFRS 16, resulting in a Wireline operating margin of 46.4% (pre-IFRS 16), an improvement of approximately 90-basis points over fiscal 2019.

Capital expenditures in the fourth quarter of $307 million compared to $382 million a year ago. Wireline capital spending decreased by approximately $42 million primarily due to lower success-based capital and investments in new housing development. Wireless spending decreased by approximately $33 million due to investments related to market expansion in the prior year. Wireless investments include the deployment of 700 MHz spectrum, which is approximately 70% complete across our operating footprint and substantially complete in western Canada, as well as preparations for 600 MHz deployment in the coming year. Consolidated fiscal 2020 capital expenditures of $1.11 billion decreased by approximately $100 million compared to the previous year.

Free cash flow for the quarter of $152 million compared to $42 million in the prior year. The increase was largely due to higher adjusted EBITDA and lower capital expenditures and interest costs. Free cash flow for fiscal 2020 of $747 million was $209 million or nearly 40% higher than the prior year due to growth in adjusted EBITDA and lower capital expenditures in fiscal 2020.

Net income for the fourth quarter of fiscal 2020 of $175 million compared to $166 million in the fourth quarter of fiscal 2019. Net income for fiscal 2020 of $688 million was $45 million lower than the prior year primarily due to the $102 million impact of a tax rate change on deferred taxes recorded in the prior year and restructuring charges that were $23 million higher in fiscal 2020 compared to 2019. These reductions were offset by $79 million in adjusted EBITDA growth, excluding the impact of IFRS 16, and the net impact of gains on fixed asset disposals and losses related to the ownership of Corus Entertainment Inc. in the prior year.

Fiscal 2021 Guidance

The Company is introducing its fiscal 2021 guidance, which includes adjusted EBITDA growth over fiscal 2020, consolidated capital investments of approximately $1.0 billion and free cash flow of approximately $800 million.

The severity and duration of impacts from the COVID-19 pandemic remain uncertain and management continues to focus on the safety of our people, most of whom continue to work from home, connectivity of our customer base, compliance with guidelines and requirements issued by various health authorities and government organizations, and continuity of other critical business operations. During the second half of fiscal 2020, the Company experienced a reduction in overall Wireline and Wireless subscriber activity, reduced wireless equipment sales, an improvement in Wireless postpaid churn, an increase of approximately 50% in wireline network usage as well as extended peak hours, increased demand for Wireless voice services by approximately 25%, a decrease in Wireless roaming and overage revenue, an increase in bad debt expense and the suspension, cancellation, or reduction of Business customer accounts, impacting Business revenue.

While the financial impacts from COVID-19 in the second half of fiscal 2020 were not material, the situation is still uncertain in terms of its magnitude, outcome, duration, resurgence and/or subsequent waves. Consumer behavior impacts remain uncertain and could still change materially, including the potential downward migration of services, acceleration of cord-cutting and reduced ability to pay their bills, all due to the challenging economic situation. Shaw Business primarily serves the small and medium sized market, who are also particularly vulnerable to the economic impacts of commodity price challenges and COVID-19, including mandated closures, self-quarantines or further social distancing restrictions.

We believe our business and facilities-based networks provide critical and essential services to Canadians and will continue to remain resilient in this dynamic and uncertain environment. Management continues to actively monitor the impacts to the business and make the appropriate adjustments to operating and capital expenditures to reflect the evolving environment. Considering the ongoing presence of COVID-19, the speed at which it develops and/or changes, and the continued uncertainty of the magnitude, outcome, duration, resurgence and/or second wave of the pandemic, compounded by the commodity price challenges, the current estimates of our operational and financial results which underlie our outlook for fiscal 2021 are subject to a significantly higher degree of uncertainty. Any estimate of the length and severity of these developments is therefore subject to uncertainty, as are our estimates of the extent to which the COVID-19 pandemic may, directly or indirectly, materially and adversely affect our operations, financial results, and condition in future periods.

As at the end of fiscal 2020, our net debt leverage ratio4 was 2.3x compared to the Company’s target leverage range of 2.5 to 3.0x. During the year, the Company repurchased approximately 5.6 million Class B Non-Voting Participating Shares (“Class B Shares”) under its normal course issuer bid (NCIB) program for approximately $140 million before pausing in April 2020 due to COVID-19 uncertainty. Considering the stable performance of the Company throughout fiscal 2020, its current leverage position along with its strengthening free cash flow profile, Shaw is pleased to announce that it intends to renew its NCIB program to purchase up to 24,532,404 Class B Shares, representing 5% of all of the issued and outstanding Class B Shares as of October 22, 2020. The NCIB program has been approved by the Board of Directors but remains subject to approval by the Toronto Stock Exchange (TSX) and, if accepted, will be conducted in accordance with the applicable rules and policies of the TSX and applicable Canadian securities law.

“Our fiscal 2020 performance was strong considering the elevated level of uncertainty surrounding COVID-19 and I am confident in our continued ability to deliver growth in the future. Our expanding range of products and services have never been more relevant for consumers and businesses, and the launch of Shaw Mobile will continue to drive wireless growth while further deepening our existing relationship with our Wireline customers. We maintain our focus on delivering a stable Wireline performance while scaling our Wireless business, investing to future-proof our networks and on delivering significant free cash flow, which remains a key tenet of our strategy. While we felt it was prudent to pause our NCIB activity in April to preserve liquidity, we still returned approximately $750 million to our shareholders through dividends and buybacks in fiscal 2020. With a substantial and growing free cash flow profile expected in fiscal 2021, combined with significant balance sheet strength, we expect to enhance our already strong capital return profile through our current dividend commitments and an additional share buyback program of up to 5% of currently outstanding Class B Shares. We believe that our balanced capital return initiatives are appropriate considering numerous factors, including the continued macro environment uncertainty due to the ongoing COVID-19 pandemic,” said Brad Shaw.

[4]

Net debt leverage ratio is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. This is not a defined term under IFRS and does not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Key Performance Drivers” in the Company’s fiscal 2020 Annual MD&A for information about this measure, including how we calculate it.

Shaw files Year-End Disclosure Documents

Shaw announced today the filing with Canadian securities regulators of its 2020 audited annual consolidated financial statements, related management’s discussion and analysis and 2020 annual information form and the filing with the U.S. Securities and Exchange Commission of its 2020 annual report on Form 40-F which includes the Canadian filings.

These documents are available on Shaw’s profile on the Canadian Securities Administrators’ website (www.sedar.com). The Form 40-F is available on the U.S. Securities and Exchange Commission’s website (www.sec.gov). All of these documents are also available on Shaw’s website at www.shaw.ca/corporate/investor-relations/financial-reports. Any shareholder wishing to receive a printed copy of the 2020 annual report containing the audited annual consolidated financial statements and related management’s discussion and analysis may request one at no charge by e-mail to investor.relations@sjrb.ca.

About Shaw

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

Caution concerning forward-looking statements

Statements included in this press release that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. They can generally be identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “target,” “goal” and similar expressions (although not all forward-looking statements contain such words). Forward looking statements in this press release include, but are not limited to statements relating to:

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	expected cost efficiencies;

•	financial guidance and expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	the Company’s equity investments, joint ventures, and partnership arrangements;

•	expected growth in subscribers and the products/services to which they subscribe;

•	competitive strengths and pressures;

•	expected project schedules, regulatory timelines, completion/in-service dates for the Company’s capital and other projects;

•	the expected number of retail outlets;

•	the expected impact of new accounting standards, recently adopted or expected to be adopted in the future;

•	the effectiveness of any changes to the design and performance of the Company’s internal controls and procedures;

Shaw Communications Inc.

•

the expected impact of changes in laws, regulations, decisions by regulators or other actions by governments or regulators on the Company’s business, operations and/or financial performance or the markets in which the Company operates;

•	the expected impact of any emergency measures implemented by governments or regulators;

•	timing of new product and service launches;

•

the deployment of: (i) network infrastructure to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	the expected growth in the Company’s market share;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	the sustainability of results/objectives and cost reductions achieved through the Total Business Transformation (TBT) initiative and Voluntary Departure Program (VDP);

•	the impact that the employee exits in connection with VDP will have on Shaw’s business operations;

•	the expansion and growth of the Company’s business and operations and other goals and plans; and

•	the expected impact of the ongoing commodity price challenges and the COVID-19 pandemic.

All of the forward-looking statements made in this press release are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this press release are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. Considering the ongoing presence of commodity price challenges and the uncertain and changing circumstances surrounding the COVID-19 pandemic and the related response from the Company, governments (federal, provincial and municipal), regulatory authorities, businesses and customers, there continues to be inherently more uncertainty associated with the Company’s assumptions as compared to prior periods. These assumptions, many of which are confidential, include but are not limited to management expectations with respect to:

•	general economic conditions, which includes the impact on the economy and financial markets of (i) fluctuations in commodity prices, and (ii) the COVID-19 pandemic and other health risks;

•	the impact of (i) fluctuations in commodity prices, and (ii) the COVID-19 pandemic and other health risks on the Company’s business, operations, capital resources and/or financial results;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax rates;

•	future foreign exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•	incremental costs associated with growth in wireless handset sales;

•	pricing, usage and churn rates;

•	availability and cost of programming, content, equipment, and devices;

•	the completion of proposed transactions;

•	industry structure, conditions and stability;

•	regulation, legislation or other actions by governments or regulators (and the impact or projected impact on the Company’s business);

•	the implementation of any emergency measures by governments or regulators (and the impact or projected impact on the Company’s business, operations, and/or financial results);

Shaw Communications Inc.

•

access to key suppliers and third-party service providers and their goods and services required to execute on the Company’s current and long-term strategic initiatives on commercially reasonable terms;

•	key suppliers performing their obligations within the expected timelines;

•	retention of key employees;

•

the Company being able to successfully deploy (i) network infrastructure required to improve capacity and coverage, and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•

the TBT initiative yielding the expected results and benefits, including (i) resulting in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers), and (ii) sustainability of cost reductions achieved through VDP;

•	the cost estimates for any outsourcing requirements and new roles in connection with the VDP;

•

operating expense and capital cost estimates associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores and employees to reduce the spread of COVID-19;

•	the Company can gain access to sufficient retail distribution channels; and

•	the Company can access the spectrum resources required to execute on its current and long-term strategic initiatives.

You should not place undue reliance on any forward-looking statements. Many risk factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to:

•

changes in general economic, market and business conditions including the impact of (i) fluctuations in commodity prices, and (ii) the COVID-19 pandemic and other health risks, on the economy and financial markets which may have a material adverse effect on the Company’s business, operations, capital resources and/or financial results;

•

increased operating expenses and capital costs associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores and employees in response to the COVID-19 pandemic;

•	changes in interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments and other changing conditions in the entertainment, information and communications industries;

•	changes in laws, regulations and decisions by regulators, or other actions by governments or regulators, that affect the Company or the markets in which it operates;

•	any emergency measures implemented by governments or regulators;

•	technology, privacy, cyber security and reputational risks;

•	disruptions to service, including due to network failure or disputes with key suppliers;

•	the Company’s ability to execute its strategic plans and complete its capital and other projects by the completion date;

•	the Company’s ability to grow subscribers and market share;

•	the Company’s ability to close key transactions;

•	the Company’s ability to have and/or obtain the spectrum resources required to execute on its current and long-term strategic initiatives;

•	the Company’s ability to gain sufficient access to retail distribution channels;

•

the Company’s ability to access key suppliers and third-party service providers and their goods and services required to execute on its current and long-term strategic initiatives on commercially reasonable terms;

•	the ability of key suppliers to perform their obligations within expected timelines;

•	the Company’s ability to retain key employees;

•	the Company’s ability to achieve cost efficiencies;

Shaw Communications Inc.

•	the Company’s ability to sustain the results/objectives and cost reductions achieved through TBT initiative and VDP

•	the Company’s ability to complete the employee exits in connection with VDP with minimal impact on operations;

•

the Company’s ability to complete the deployment of (i) network infrastructure required to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	opportunities that may be presented to and pursued by the Company;

•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in the Company’s fiscal 2020 Annual MD&A under the heading “Known Events, Trends, Risks and Uncertainties”.

The foregoing is not an exhaustive list of all possible risk factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in the Company’s fiscal 2020 Annual MD&A and this press release.

This press release provides certain future-oriented financial information or financial outlook (as such terms are defined in applicable securities laws), including the financial guidance and assumptions disclosed under “Fiscal 2021 Guidance.” Shaw discloses this information because it believes that certain investors, analysts and others utilize this and other forward-looking information to assess Shaw’s expected operational and financial performance, and as an indicator of its ability to service debt and pay dividends to shareholders. The Company cautions that such financial information may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this press release are expressly qualified by this statement.

Shaw Communications Inc.

Key Performance Drivers

Shaw measures the success of its strategies using a number of key performance drivers which are defined and described below, which includes a discussion as to their relevance, definitions, calculation methods and underlying assumptions. The following key performance drivers are not measurements in accordance with IFRS, should not be considered alternatives to revenue, net income or any other measure of performance under IFRS and may not be comparable to similar measures presented by other issuers.

Subscriber (or revenue generating unit (RGU)) highlights

			Change		Change
			Three months ended		Year ended
	August 31, 2020	August 31, 2019	August 31, 2020	August 31, 2019	August 31, 2020	August 31, 2019
Wireline – Consumer
Video – Cable	1,390,520	1,478,371	(32,989)	(29,837)	(87,851)	(106,861)
Video – Satellite	650,727	703,223	(7,300)	(11,794)	(52,496)	(47,180)
Internet	1,903,868	1,911,703	(14,452)	11,401	(7,835)	34,759
Phone	672,610	767,745	(24,762)	(27,712)	(95,135)	(86,102)
Total Consumer	4,617,725	4,861,042	(79,503)	(57,942)	(243,317)	(205,384)

Wireline – Business
Video – Cable	37,512	41,843	1,680	(1,743)	(4,331)	(7,763)
Video – Satellite	36,002	35,656	1,749	63	346	825
Internet	178,270	173,686	4,146	592	4,584	827
Phone	387,660	379,434	685	4,669	8,226	24,522
Total Business	639,444	630,619	8,260	3,581	8,825	18,411
Total Wireline	5,257,169	5,491,661	(71,243)	(54,361)	(234,492)	(186,973)

Wireless
Postpaid	1,482,175	1,313,828	44,957	75,913	168,347	287,929
Prepaid	339,339	344,357	14,867	14,831	(5,018)	(21,688)
Total Wireless	1,821,514	1,658,185	59,824	90,744	163,329	266,241
Total Subscribers	7,078,683	7,149,846	(11,419)	36,383	(71,163)	79,268

Wireless Postpaid Churn

Wireless postpaid subscriber or RGU churn (“postpaid churn”) measures success in retaining subscribers. Wireless postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred.

Postpaid churn of 1.57% in the fourth quarter of fiscal 2020 compares to 1.47% in the fourth quarter of fiscal 2019. The increase in churn of approximately 10-basis points over the prior year is due primarily to targeted competitive win-back offers in the market. For fiscal 2020, postpaid churn of 1.40% was marginally higher than 1.32% in fiscal 2019.

Shaw Communications Inc.

Wireless average billing per subscriber unit (ABPU)

Wireless ABPU is an industry metric that is useful in assessing the operating performance of a wireless entity. We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit on a monthly basis. ABPU helps us to identify trends and measures the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding the allocation of the device subsidy attributable to service revenue under IFRS 15) plus the monthly re-payments of the outstanding device balance owing from customers on contract, divided by the average number of subscribers on the network during the period and is expressed as a rate per month.

ABPU of $44.81 in the fourth quarter of fiscal 2020 compares to $42.05 in the fourth quarter of fiscal 2019, representing an increase of 6.6%. In fiscal 2020, ABPU grew 5.9% to $44.13. ABPU growth reflects the increased number of customers that are subscribing to higher value service plans, partially offset by reduced roaming revenue due to less travel and roaming outside of the Freedom home network resulting from the impact of the COVID-19 pandemic.

Wireless average revenue per subscriber unit (ARPU)

Wireless ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. ARPU also helps to identify trends and measure the Company’s success in attracting and retaining higher-value subscribers.

ARPU of $39.65 in the fourth quarter of fiscal 2020 compares to $38.06 in the fourth quarter of fiscal 2019, representing an increase of 4.2%. In fiscal 2020, ARPU grew 2.7% to $38.95. ARPU growth reflects the increased number of wireless customers subscribing to higher service plans, partially offset by lower roaming revenue in the last two quarters of the year due to less travel and roaming outside of the Freedom home network resulting from the impact of the COVID-19 pandemic.

Shaw Communications Inc.

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to revenue, net income or any other measure of performance required by IFRS.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) (previously referred to as “Operating income before restructuring costs and amortization”) is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before items such as restructuring costs, equity income/loss of an associate or joint venture, amortization (a non-cash expense), taxes and interest. Adjusted

EBITDA is one measure used by the investing community to value the business.

Adjusted EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net income to adjusted EBITDA:

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2020	2019	2020	2019

Net income (1)	175	166	688	733

Add back (deduct):

Restructuring costs	-	(10)	14	(9)

Amortization:

Deferred equipment revenue	(3)	(5)	(16)	(21)

Deferred equipment costs	14	19	65	85

Property, plant and equipment, intangibles and other (1)	301	236	1,168	974

Amortization of financing costs – long-term debt	1	1	3	3

Interest expense	68	66	274	258

Equity income (loss) of an associate or joint venture	-	-	-	(46)

Loss on disposal of an associate or joint venture	-	-	-	109

Other gains (losses)	1	(2)	16	(50)

Current income tax expense	42	29	120	114

Deferred income tax expense (recovery)	(5)	34	59	4

Adjusted EBITDA	594	534	2,391	2,154
(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable.

Shaw Communications Inc.

Adjusted EBITDA Margin

Adjusted EBITDA margin (previously referred to as “Operating margin”) is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is also one of the measures used by the investing community to value the business. Adjusted EBITDA margin has no directly comparable IFRS financial measure.

	Three months ended August 31,			Year ended August 31,

	2020	2019	Change %(1)	2020	2019	Change %(1)

Wireline	48.2%	45.1%	7.0	48.3%	45.5%	6.2
Wireless	28.6%	18.2%	57.1	28.9%	19.0%	52.1
Combined Wireline and Wireless	44.0%	39.6%	11.1	44.2%	40.3%	9.7
(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders.

Free cash flow is comprised of operating income before restructuring costs and amortization, adding dividends from equity accounted associates, changes in receivable related balances with respect to wireline customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, dividends paid on the preferred shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including operating income before restructuring costs and amortization continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2020	2019	Change %	2020	2019	Change %

Revenue

Consumer	917	930	(1.4)	3,683	3,743	(1.6)

Business	140	141	(0.7)	567	557	1.8

Wireline	1,057	1,071	(1.3)	4,250	4,300	(1.2)

Service	211	184	14.7	815	694	17.4

Equipment	83	96	(13.5)	351	353	(0.6)

Wireless	294	280	5.0	1,166	1,047	11.4
	1,351	1,351	–	5,416	5,347	1.3

Intersegment eliminations	(2)	(2)	–	(9)	(7)	28.6

	1,349	1,349	–	5,407	5,340	1.3

Adjusted EBITDA(2)

Wireline	510	483	5.6	2,054	1,955	5.1

Wireless	84	51	64.7	337	199	69.3

	594	534	11.2	2,391	2,154	11.0

Capital expenditures and equipment costs (net):(1)

Wireline	192	234	(17.9)	815	827	(1.5)

Wireless	115	148	(22.3)	296	385	(23.1)

	307	382	(19.6)	1,111	1,212	(8.3)

Free cash flow before the following	287	152	88.8	1,280	942	35.9

Less:

Interest on debt	(55)	(66)	(16.7)	(223)	(256)	(12.9)

Interest on lease liabilities(2)	(11)	–	>(100.0)	(44)	–	>(100.0)

Cash taxes	(35)	(41)	(14.6)	(148)	(160)	(7.5)

Lease payments relating to lease liabilities(2)	(30)	–	>(100.0)	(112)	–	>(100.0)

Other adjustments:

Dividends from equity accounted associates	–	–	–	–	10	(100.0)

Non-cash share-based compensation	1	1	–	2	3	(33.3)

Pension adjustment	(3)	(2)	50.0	1	7	(85.7)

Customer equipment financing	–	–	–	–	1	(100.0)

Preferred share dividends	(2)	(2)	–	(9)	(9)	–

Free cash flow	152	42	>100.0	747	538	38.8
(1)	Per Note 26 to the audited annual Consolidated Financial Statements.
(2)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable.